EXHIBIT 8.1


                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880

                                  June 22, 1999



Technical Environment Solutions, Inc.
C/O TES GmbH
25 Impler Strasse
Munich, 81371
Germany

Environmental Technologies and Software Solutions, Inc.
C/O TES GmbH
25 Impler Strasse
Munich, 81371
Germany


Ladies and Gentlemen:

     Our opinion has been requested regarding certain federal income tax consequences of the merger (the "Merger") of TES Acquisition Corp. ("Merger Sub"), a Colorado corporation and newly-formed subsidiary of Technical Environment Solutions, Inc. (" TES"), a Colorado corporation, with and into Environmental Technologies and Software Solutions, Inc. ("Entecs"), a Colorado corporation, pursuant to that Agreement and Plan of Merger, dated as of June 22, 1999 (the "Agreement"), by and between TES, Entecs and Merger Sub. Unless otherwise indicated, capitalized terms used in this letter shall have the meaning given them in the Agreement.

     For purposes of our opinion, we have examined and relied upon copies of the following documents, including all schedules and exhibits attached thereto:

     (a)  the Agreement;

     (b) the Registration Statement on Form S-4 containing the Proxy Statement/Prospectus prepared by TES and Entecs in connection with the Merger and filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Registration Statement"); and

     (c) certificates to Counsel from TES and Entecs provided in connection with the Merger (the "Certificates").

     We have not independently verified the factual matters relating to the Merger in connection with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth in this letter which might have been disclosed by independent verification.


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     Provided that the Merger is  consummated  in accordance  with the terms and
conditions   set   forth  in  the   Agreement,   and  based  on  the  facts  and
representations set forth in the Certificates and this letter, and subject to the qualifications and other matters set forth in this letter, it is our opinion that for federal income tax purposes:

     (a)  The Merger  will  qualify as a  reorganization  within the  meaning of
          Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     (b) No gain or loss will be recognized by the Entecs shareholders (who are U.S. taxpayers) upon the exchange of their Entecs common stock solely for TES common stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share of TES common stock).

     (c) The aggregate tax basis of the TES common stock received by the Entecs shareholders who, pursuant to the Merger, exchange all of their Entecs common stock solely for TES common stock will be the same as the aggregate tax basis of the Entecs common stock surrendered in exchange (reduced by any amount allocable to a fractional share interest in TES common stock for which cash is received).

     (d) Any cash received by a holder of Entecs common stock in lieu of a fractional share interest in TES common stock shall be treated as received in exchange for such fractional share. Such gain or loss generally will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the stockholder's tax basis allocable to such fractional share.

     (e) The holding period of the TES common stock received pursuant to the Merger in exchange for Entecs common stock will include the holding period of the Entecs common stock surrendered in the exchange if such Entecs common stock was a capital asset in the hands of the exchanging stockholder at the Effective Time of the Merger.

     Our opinion is limited to the foregoing United States federal income tax consequences of the Merger as a reorganization within the meaning of Section 368(a) of the Code, which is the only matter as to which our opinion has been requested. We do not address any other federal income tax consequences of the Merger, or any transactions undertaken incident to the Merger. Additionally, we have not considered matters (including German Federal, German State/Provincial, other state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the law of the United States.

     Our opinion is based on the understanding that the relevant facts are, and will be as of the Effective Time of the Merger, as set forth or referred to in this letter and in the Certificates. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion also is based upon the existing provisions of United States federal income tax law, including the Internal Revenue Code of 1986, as amended, the Treasury Department Regulations promulgated thereunder (final, temporary and proposed), published revenue rulings and procedures of the Internal Revenue Service, judicial decisions, reports and statements of congressional committees and members and such other matters as we have considered relevant, all as in effect on the date hereof. Any of such authorities could be changed at any time (possibly retroactively), and any such changes could alter the statements and opinions expressed herein. In rendering this opinion, we undertake no responsibility to advise of any new developments in the application or interpretation of the U.S. federal income tax laws.

     This letter is intended for the sole benefit of TES, Merger Sub, Entecs and the Entecs shareholders and may not be relied upon by any other party without our prior written consent. We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement.

                                    Very truly yours,

                                    /s/ Schlueter & Associates, P.C.

                                    SCHLUETER & ASSOCIATES, P.C.